SCHEDULE A

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	11/5/2025	(480)	$12.31
Ordinary Shares	11/12/2025	(78,770)	$13.15
Ordinary Shares	11/13/2025	(38,228)	$14.25
Ordinary Shares	12/4/2025	(300,000)	$14.68
Ordinary Shares	12/9/2025	(150,000)	$14.72
Ordinary Shares	1/21/2026	(260,000)	$19.87
Ordinary Shares	1/22/2026	(40,000)	$19.81
		(867,478)